Amcor plc

83 Tower Road North

Warmley, Bristol BS30 8XP

United Kingdom

March 25, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Amcor plc
Registration Statement on Form S-4, as amended

Initial Filing Date March 12, 2019

File No. 333-230217

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amcor plc (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-230217, as amended, to 4:00 p.m., Eastern Time, on March 27, 2019, or as soon thereafter as practicable.

Please contact Richard B. Aftanas, of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4722 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ian Wilson
Ian Wilson
Executive Vice President